UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

STRATA Skin Sciences, Inc.

(Name of Issuer)

Common Stock. $0.001 par value

(Title of Class of Securities)

86272A 107

(CUSIP Number)

Uri Geiger

Accelmed Growth Partners, L.P.

6 Hachoshlim Street, 6th Floor, Herzliya Pituach, Israel 46120

(011-972-9-788-5599)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86272A 107	13D	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS. IRS. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Accelmed Growth Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 12,037,037 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 12,037,037 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,037,037 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.3%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Based upon 20,120,165 shares of common stock, par value $0.001 per share, of STRATA Skin Sciences, Inc., that will be outstanding upon the closing, as provided by STRATA Skin Sciences, Inc.

CUSIP No. 86272A 107	13D	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS. IRS. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Accelmed Growth Partners (GP), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 12,037,037 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 12,037,037 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,037,037 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.3%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Based upon 20,120,165 shares of common stock, par value $0.001 per share, of STRATA Skin Sciences, Inc., that will be outstanding upon the closing, as provided by STRATA Skin Sciences, Inc.

CUSIP No. 86272A 107	13D	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS. IRS. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Accelmed Growth Partners (AGP) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 12,037,037 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 12,037,037 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,037,037 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.3%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Based upon 20,120,165 shares of common stock, par value $0.001 per share, of STRATA Skin Sciences, Inc., that will be outstanding upon the closing, as provided by STRATA Skin Sciences, Inc.

CUSIP No. 86272A 107	13D	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS. IRS. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Accelmed Growth Partners Management Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 12,037,037 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 12,037,037 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,037,037 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.3%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	Based upon 20,120,165 shares of common stock, par value $0.001 per share, of STRATA Skin Sciences, Inc., that will be outstanding upon the closing, as provided by STRATA Skin Sciences, Inc.

CUSIP No. 86272A 107	13D	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSONS. IRS. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Uri Geiger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 12,037,037 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 12,037,037 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,037,037 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.3%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	Based upon 20,120,165 shares of common stock, par value $0.001 per share, of STRATA Skin Sciences, Inc., that will be outstanding upon the closing, as provided by STRATA Skin Sciences, Inc.

CUSIP No. 86272A 107	13D	Page 7 of 13 Pages

Schedule 13D

Item 1.	Security and Issuer.

This statement relates to the common stock, $0.001 par value (the “Common Stock”) of STRATA Skin Sciences, Inc. (the “Issuer”) having its principal executive offices at 100 Lakeside Drive, Suite 100, Horsham, Pennsylvania 19044.

Item 2.	Identity and Background.

This statement is being filed by:

(a)    Accelmed Growth Partners, L.P. (the “Fund”);

(b)    Accelmed Growth Partners (GP), L.P. (the “GP”);

(c)    Accelmed Growth Partners (AGP) Ltd. (the “GPGP”);

(d)    Accelmed Growth Partners Management Ltd. (the “Management Company”); and

(e)    Uri Geiger, the controlling member and managing partner of the GPGP and the controlling shareholder and managing partner of the Management Company.

The persons named in this Item 2 are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-l(k) under the Act.

The address of the principal business office of the Reporting Persons is Accelmed Growth Partners, L.P., 6 Hachoshlim Street, 6th Floor, Herzliya Pituach, Israel 46120.

The principal business of the Fund is to invest in medical device companies. The principal business of the GP is to act as the sole general partner of the Fund. The principal business of the GPGP is to act as the sole general partner of the GP. The principal business of the Management Company is to manage the Fund. The principal business of Uri Geiger is to manage the Fund and affiliated entities.

During the five years prior to the date hereof, none of the Reporting Persons have been convicted in a criminal proceeding or have been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP No. 86272A 107	13D	Page 8 of 13 Pages

The Fund and the GP are Cayman Island exempted limited partnerships. The GPGP and the Management Company are Cayman Island private limited companies. Uri Geiger is an Israeli citizen.

Item 3.	Source and Amount of Funds or Other Consideration.

The Fund entered into a Purchase Agreement (as defined below), pursuant to which the Fund agreed to purchase upon closing 12,037,037 shares (the “Shares”) of Common Stock at $1.08 per share, for an aggregate purchase price of $13 million. The Purchase Agreement is more particularly described below under Item 4 of this statement.

The working capital of the Fund was the source of the funds for the Shares. No part of the purchase price of the Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Shares.

Item 4.	Purpose of Transaction.

The Fund acquired the Shares for investment purposes. Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, the Fund and other Reporting Persons may dispose of or acquire additional shares of the Issuer.

On March 30, 2017, the Issuer entered into securities purchase agreements and subscription agreements pursuant to which the Issuer will issue 15,740,740 shares of the Issuer’s common stock to a group of investors led by the Fund for gross proceeds of $17.0 million at a per share price of $1.08. The following is a description of the securities purchase agreements.

The Fund’s Securities Purchase Agreement

The Issuer entered into a securities purchase agreement (the “Purchase Agreement”) with the Fund on March 30, 2018. Pursuant to the terms of the Purchase Agreement, the Fund agreed to purchase the Shares from the Issuer (the “Share Issuance”) on upon closing. The Issuer may incur additional expenses, or the Fund may receive additional shares in the event of certain contingencies. The Issuer is required to reimburse the Fund for its legal, consulting, due diligence and certain costs related to the proposed transaction, including the reasonable legal fees, disbursements and related charges of the Fund’s counsel in an aggregate amount not to exceed $400,000 (or up to $500,000 in the event of certain contingencies, and subject to no cap in the event the Issuer’s stockholders do not approve the transaction) at the earliest of (i) the closing, or (ii) the termination of the Purchase Agreement for any reason other than by reason of a breach of the Purchase Agreement by the Fund. The Issuer may also be obligated to pay a breakup fee of $600,000 in the event the Issuer’s board of directors (the “Board”) makes a recommendation against the approval of the transaction. The Purchase Agreement also requires that the Issuer indemnify the Fund for certain items as defined in Purchase Agreement.

In connection with the Purchase Agreement, the Issuer’s Board shall consist of seven directors, with at least five vacancies at closing, one of which shall be filled, effective at closing, by the Issuer’s then CEO ex officio. The Fund shall have the right to fill the remaining vacancies, with one director nominated by the Fund being the Chairman of the Board and two directors nominated by the Fund being industry experts who qualify as “independent” for Nasdaq purposes. Unless otherwise agreed to by the Issuer, the Fund’s Board nominees to be elected effective as of the closing will be submitted for approval by the Issuer’s stockholders.

CUSIP No. 86272A 107	13D	Page 9 of 13 Pages

Additionally, in connection with the Purchase Agreement, at or prior to closing the Issuer’s bylaws shall be amended to provide that, absent approval by a vote of a majority of non-affiliated stock, with certain exceptions, any transaction between the Issuer or any of its subsidiaries and the Fund or any of its affiliates shall require the approval of an independent committee of the Board. After the closing, the Issuer shall take all corporate actions necessary to further amend the Bylaws to remove the provision prohibiting shareholder action by written consent, board protective provisions, and such other amendments to implement the terms of the Purchase Agreement. In addition, after the closing, upon demand of the Fund, the Issuer shall take all corporate actions necessary to amend and restate the Certificate of Incorporation to (i) delete the prohibition on removing directors not for cause, (ii) providing for preemptive rights to the Fund, major stockholders, and certain additional investors, (iii) implement customary protective provisions for the Fund, (iv) remove board protective provisions and (v) delete designation of the series of preferred stock that have no shares outstanding.

Other

The transaction is subject to shareholder approval. In connection with the Purchase Agreement, the Issuer has entered into a voting undertaking (the “Voting Undertaking”) with Broadfin Capital (“Broadfin”) and Sabby Management (“Sabby”), two existing stockholders who have also entered into agreements to purchase shares from the Issuer. The Voting Undertaking will obligate Broadfin and Sabby to vote all their voting shares in the Issuer at a special meeting to approve the proposed transactions.

The Issuer intends to schedule a special meeting of the stockholders as soon as practical and within the time limits set forth in the Purchase Agreement.

As a result of the Share Issuance and related transactions, the Fund will own or control a majority of the outstanding voting stock. As a result, the Issuer will qualify as a “Controlled Company” under Nasdaq Rule 5615(c)(2), and is therefore exempt from certain corporate governance requirements under the Nasdaq Rules.

The foregoing description of the Purchase Agreement does not purport to be complete and is qualified in its entirety by the full text of the agreement, a copy of which is filed as Exhibit 2to this Schedule 13D, which is incorporated by reference into this Item 4.

Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)    The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)    An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

CUSIP No. 86272A 107	13D	Page 10 of 13 Pages

(c)    A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

(d)    Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)    Any material change in the present capitalization or dividend policy of the Issuer;

(f)    Any other material change in the Issuer’s business or corporate structure;

(g)    Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)    Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)    A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)    Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)    The Fund will be the record owner of the Shares. As the sole general partner of the Fund, the GP may be deemed to own beneficially the Shares. As the sole general partner of the GP, the GPGP may be deemed to own beneficially the Shares. The Management Company may be deemed to own beneficially the Shares pursuant to a management agreement between the Fund and the Management Company. As the controlling member and managing partner of the GPGP and as the controlling shareholder and managing partner of the Management Company, Uri Geiger may be deemed to own beneficially the Shares.

Each Reporting Person disclaims beneficial ownership of the Shares, other than those shares which such person owns of record.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of Such Reporting Person’s cover sheet. Such percentage was calculated based upon 20,120,165 shares of Common Stock that will be outstanding immediately after close of the transaction.

(b)    Regarding the number of shares as to which such person has:

(i)    sole power to vote or to direct the vote: See line 7 of cover sheets

(ii)    shared power to vote or to direct the vote: See line 8 of cover sheets

CUSIP No. 86272A 107	13D	Page 11 of 13 Pages

(iii)    sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv)    shared power to dispose or to direct the disposition: See line 10 of cover sheets

(c)    Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)    No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, equity securities of the Issuer beneficially owned by any of the Reporting Persons.

(e)    Not applicable.

Item 6.	Contracts. Arrangements. Undertakings or Relationships with Respect to Securities of the Issuer.

See Items 3, 4 and 5 above and Item 7 below, all of which are incorporated in this Item 6 by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit Number	Exhibit Description

1.	Joint Filing Agreement, dated April 3, 2018, by and among the Reporting Persons.

2.	Securities Purchase Agreement, dated March 30, 2018, by and between the Issuer and the Fund (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K of STRATA Skin Sciences, Inc., filed with the Securities and Exchange Commission on April 2, 2018)

CUSIP No. 19243A 104	13D	Page 12 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 3, 2018

ACCELMED GROWTH PARTNERS, L.P.
By: Accelmed Growth Partners (GP), L.P.
By: Accelmed Growth Partners (AGP) Ltd.

By:	/s/ Uri Geiger
Name:	Uri Geiger
Title:	Managing Partner

ACCELMED GROWTH PARTNERS (GP), L.P.
By: Accelmed Growth Partners (AGP) Ltd.

By:	/s/ Uri Geiger
Name:	Uri Geiger
Title:	Managing Partner

ACCELMED GROWTH PARTNERS (AGP) LTD.

By:	/s/ Uri Geiger
Name:	Uri Geiger
Title:	Managing Partner

ACCELMED GROWTH PARTNERS MANAGEMENT LTD.

By:	/s/ Uri Geiger
Name:	Uri Geiger
Title:	Managing Partner

/s/ Uri Geiger
Uri Geiger

CUSIP No. 19243A 104	13D	Page 13 of 13 Pages

EXHIBIT 1

AGREEMENT

Pursuant to Rule 13d-l(k)(l) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of STRATA Skin Sciences, Inc.

Date: April 3, 2018

ACCELMED GROWTH PARTNERS, L.P.
By: Accelmed Growth Partners (GP), L.P.
By: Accelmed Growth Partners (AGP) Ltd.

By:	/s/ Uri Geiger
Name:	Uri Geiger
Title:	Managing Partner

ACCELMED GROWTH PARTNERS (GP), L.P.
By: Accelmed Growth Partners (AGP) Ltd.

By:	/s/ Uri Geiger
Name:	Uri Geiger
Title:	Managing Partner

ACCELMED GROWTH PARTNERS (AGP) LTD.

By:	/s/ Uri Geiger
Name:	Uri Geiger
Title:	Managing Partner

ACCELMED GROWTH PARTNERS MANAGEMENT LTD.

By:	/s/ Uri Geiger
Name:	Uri Geiger
Title:	Managing Partner

/s/ Uri Geiger
Uri Geiger